Morgan Stanley Dean Witter Charter Series
Monthly Report
December 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of December 31, 1999 was as follows:

Funds                    N.A.V.                      % change for month
Charter Graham           $10.29                           8.30%
Charter Millburn         $  9.28                          1.58%
Charter Welton           $  8.93                          7.89%

During December, both the global stock index futures and energy futures markets continued the upward price trends that re-established themselves during November, after having experienced short-term price volatility earlier in the fourth quarter. These two market sectors had, for the most part, moved higher throughout the first half of 1999 and continued to do so during November into December, thus proving profitable for long positions in these markets. The Japanese yen, however, did not continue its previous upward trend relative to other major currencies, experiencing a decline during the first half of the month and then remaining in a narrow trading range for the remainder.

Several of the world's equity markets finished the year by rallying to record highs. The upward price trends in these markets, which had been temporarily disrupted during the third quarter and early fourth quarter, re-established themselves during November and continued with a bullish tone during December. Additionally, Charter Graham and Charter Welton had a greater long exposure to global stock index futures than Charter Millburn in December. This combination-a re-emergence of upward price trends and the larger size of the long exposure to these markets-was the primary reason for Charter Graham's and Charter Welton's results for the month. Charter Millburn, on the other hand, had allocated less of the portfolio's exposure to global stock index futures and, consequently, did not realize similar performance results.

The future of U.S. interest rates and what action the U.S. Federal Reserve will take in the coming few months continued to play a role in global interest rate futures trading for each of the Charter Series Funds during the latter half of the month. The release of bullish U.S. economic data raised speculation that the U.S. Federal Reserve will raise interest rates early in 2000, thus pushing bond prices in the U.S. and Australia lower. As a result, Charter Millburn recorded profits from short U.S. interest rate futures positions, while Charter Graham and Charter Welton recorded gains from short positions in both U.S. and Australian interest rate futures.

In the commodities markets, oil prices finished the month higher, thus resulting in profits for long crude oil futures positions in each of the Funds. After reaching a nine-year high during the first half of November and retracing slightly during the second half, oil prices regained their upward momentum during December on reports of contracting U.S. inventory levels. Long positions in base metal futures, specifically aluminum, nickel and zinc, were also profitable for each of the Charter Series Funds as prices moved higher amid a healthy economic outlook for most industrialized nations. Together, the gains recorded in these markets more than offset losses experienced by Charter Graham and Charter Welton from long positions in coffee futures, as coffee prices reversed lower, and by Charter Millburn from short positions in sugar futures, as sugar prices increased.

The previous trends in the currency markets, specifically the strengthening of the Japanese yen, dissipated during the month, thus resulting in a portion of profits previously recorded in this market being given back.
The value of the yen weakened slightly versus the U.S. dollar and other currencies following interventions by the Bank of Japan in an effort to halt the yen's recent climb higher and keep the Japanese economy stable.
As a result of this move lower, the technical trend-following managers for each of the Charter Series Funds experienced currency losses during December from long yen positions.

I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of Partnership income, loss and deductions for calendar year 1999 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Dean Witter Financial Advisor.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from inception-to-date for each Fund in the Morgan Stanley
Dean Witter Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham
Year                Return

1999 (10 months)                2.9%

Inception-to-Date Return:       2.9%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%

Inception-to-Date Return:           -7.2%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -10.7%

Inception-to-Date Return:           -10.7%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended December 31, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        December 1, 1999
December 1, 1999                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      1,544,008              8.33
(1,121,886)                      (5.06)
  Net change in unrealized         54,333              0.29
1,542,593                         6.96

  Total Trading Results         1,598,341              8.62
420,707                           1.90
Interest Income (DWR)              78,774              0.43
96,202                            0.43
  Total Revenues                1,677,115              9.05
516,909                           2.33

EXPENSES
Brokerage fees (DWR)              108,149              0.58
129,371                           0.58
Management fees                    30,900              0.17
36,963                            0.17
  Total Expenses                  139,049              0.75
166,334                           0.75
NET INCOME                      1,538,066              8.30
350,575                           1.58

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  December 1, 1999     1,950,673.416  18,539,989     9.50
2,426,669.485   22,177,885     9.14
Net Income                    -        1,538,066     0.79                     -
350,575                        0.14
Redemptions              (22,171.296)   (228,143)   10.29
(25,643.909)    (237,975)      9.28
Subscriptions             78,833.865     811,200    10.29
109,184.855    1,013,235       9.28
Net Asset Value,
  December 31, 1999    2,007,335.985  20,661,112   10.29
2,510,210.431   23,303,720     9.28

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended December 31, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        December 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                      1,168,394              5.64
  Net change in unrealized        538,183              2.60
  Total Trading Results         1,706,577              8.24
Interest Income (DWR)              83,547              0.40
  Total Revenues                1,790,124      8.64

EXPENSES
Brokerage fees (DWR)              120,848              0.58
Management fees                    34,528              0.17
  Total Expenses                  155,376              0.75
NET INCOME                      1,634,748              7.89

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  Decmeber 1, 1999     2,502,824.748     20,716,823        8.28
Net Income                       -        1,634,748        0.65
Redemptions              (24,931.074)      (222,634)       8.93
Subscriptions            106,206.497        948,424        8.93
Net Asset Value,
  December 31, 1999    2,584,100.171   23,077,361     8.93

The accompanying notes are an integral part of these financial statements.


Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the general and limited partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profits (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreements.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership Agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.